

July 17, 2014

Via E-mail
W. Bryan Hill
Chief Financial Officer and Treasurer
RealPage, Inc.
4000 International Parkway
Carrollton, Texas 75007-1951

      Re: RealPage, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed March 3, 2014
             File No. 001-34846

Dear Mr. Hill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 2

1.   We note your disclosure on page 80 that the deferred revenue balance does not represent the total contract value of your annual subscription agreements. Please revise future filings to disclose the dollar amount of backlog, to the extent material. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Use of Estimates, page 76

2.   We note that you revised your estimated useful lives of your data processing equipment and internally developed software in the second quarter of 2013. We also note that you revised the length of your expected customer benefit of your license fee billed at the initial order date in the third quarter of 2013. Please tell us whether certain events triggered the changes in estimate, and if so, provide us with the details of these events or circumstances that resulted in these changes. If the changes were made as a result of your continuous assessment process, please tell us the methods you use in forming and updating the estimated useful lives and the length of your expected customer benefit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief